EVEREST PROPERTIES
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101
TEL: 626-585-5920
FAX: 626-585-5929



                                 January 5, 2006
                                                  Via Facsimile: (202) 772-9203
                                                        and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

     Re: Wilder Richman Historic Properties II (the "Partnership") Schedule TO-T filed by Everest Properties II, LLC on November 14, 2005

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of December 30, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. We appreciate that you and Mr. Breheny discussed this matter with us in a phone conversation on December 21, 2005, after issuing your December 19 comment letter. We also appreciate that, after our December 21 discussion, you kept us apprised on the timing of further feedback from the Staff on this topic. Thank you for such consideration.

     On Friday, December 23, you indicated that we probably would not hear more from the Staff on their position until Wednesday, December 28 - the day before the expiration date of the offer. Toward the end of that day, you advised me that the Staff would "probably" continue to take the position that our offer was a Rule 13e-3 transaction, and that you would communicate more the next morning. On the morning of Thursday, December 29, the expiration date, you confirmed that the Staff would indeed continue to take such position. As you know, the expiration date of the offer was significant to tendering security holders because their ability to receive a final Schedule K-1 for 2005 was directly dependent on our ability to submit the transfer documents to the Partnership in December, which could not be done if the offer were extended beyond its expiration date.

     We continue to disagree strongly with the Staff's contention that the offer, as made by the three original bidders, was a Rule 13e-3 transaction. We have made several arguments that we believe are persuasive, are well-founded in the regulations, and are uncontroverted by any authority or by any analysis from the Staff.

     Nonetheless, to avoid controversy and eliminate the issue entirely, and because the significance of the expiration date made it undesirable to extend the offer and continue debating the issue with the Staff, the Dixon bidder agreed to drop out of the offer. Its elimination from the offer and from the group is complete. Neither it nor any of its affiliates will acquire any units that were tendered in response to the offer. Neither it nor any of its affiliates is providing any financing for the offer. Neither it nor any of its affiliates participated in the decisions whether or not to extend the offer, or which units to accept for payment, or in any other decision since its withdrawal from the offer. Dixon Mill is not participating in such matters going forward. There are no agreements between the final co-bidders or any of their affiliates and Dixon Mill and any of its affiliates regarding the Partnership or its securities.

     Referring to Section II.D.2 of the Current Issues and Rulemaking Projects outline, there is no doubt that Dixon Mill was a bidder until the time at which it dropped out of the offer and the group. Upon dropping out, however, they were no longer a bidder. An amendment to the Schedule 13D reporting such change to the group will be filed promptly. It seems to us to be appropriate for Dixon Mill to appear as a filer on the Schedule TO and Schedule 13D filings that report its departure from the offer and from the group, just as any party would have to be the filer on its own Schedule 13D amendment to report that it no longer owned an issuer's securities. Dixon Mill's continued appearance as a filer does not imply anything further.

     Although we continue to disagree with the Staff's previous position on the Rule 13e-3 issue, the removal of Dixon Mill as a bidder, in our view, eliminates any viable argument over the matter. The Staff has never articulated to us its theory on how the original bidder group in any way "directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer," as of the commencement of the offer. There is no basis to conclude that a group comprised of Everest Properties II, LLC and MPF Pacific Gateway, LLC, meets such definition. Neither member of the final bidder group provides or has an affiliate that provides property management or any other services to the Partnership or its assets, or to the Partnership's general partner. The combined holdings of the final bidder group are 244.5 units, or about 30.6%. For all of the reasons previously enumerated by us in response to Staff comments in this offer, ownership of such a percentage of limited partner units cannot be construed as any type of control or power over the Partnership; and such position is not so close to the 49% or 51% thresholds that have previously been identified so as to be reasonably considered "close enough," which we infer was influencing the Staff's position.

     2. The amendments to the offer materials that were not disseminated to security holders, Amendments 2, 3 and 4, address three subjects: technical changes to the conditions of the offer; technical corrections to the description of the legal position and role of Dixon Venture Corp., the operating general partner that is an affiliate of the Dixon Mill bidder; and Dixon Mill dropping out as a bidder in the offer.

     The technical changes to the conditions to the offer were not material, and based on previous experience, we assume the Staff does not believe otherwise and does not need further response from us regarding those changes. Please advise me if that assumption is mistaken.

     The corrections to the description of the legal position and role of Dixon Venture Corp., the operating general partner, were technical in nature. Further, please note that Dixon Venture Corp. has been the operating general partner throughout the existence of the Partnership, so security holders may be presumed to be familiar with its legal position and role already. Further, during the pendency of the offer, well before the expiration date, the Partnership distributed its most recent Annual Report on Form 10-K, which also describes in detail the legal structure of the Partnership, its ownership of the limited partnership interest in the operating partnerships, and Dixon Venture Corp. as the operating general partner. In addition, the fact that Dixon Mill dropped out as a bidder rendered moot all of the disclosure regarding its affiliation with the operating general partner and the role of the operating general partner.

     The fact that Dixon Mill dropped out as a bidder is not material to security holders because, under the terms of the original offer, no security holder ever knew who would end up acquiring its units if it tendered; each bidder disclosed in "Certain Information Concerning the Purchasers - Source of Funds," that it was jointly and severally liable for purchasing the tendered units and that each bidder had sufficient funds to acquire all such units. Otherwise, nothing about Dixon Mill dropping out changed the terms of the offer itself, changed any information concerning the Partnership or its securities, or changed the purpose of the offer or the plans of the remaining bidders. The various factual and historical references to Dixon Mill and Dixon Venture Corp. may have become superfluous, but such factual and historical information would not change or become inaccurate as a result of Dixon Mill dropping out.

     Lastly, we believe it is appropriate to consider that only 34 units were tendered by 35 security holders as of late in the day on December 29, 2005, and as of the expiration of the offer. We cannot conceive of a reason for a tendering security holder to re-evaluate their decision to sell upon learning that their units would be bought by either Everest or MPF, but not Dixon Mill. Likewise, we cannot conceive of a reason for a non-tendering security holder to re-evaluate their decision to hold upon learning that Dixon Mill was no longer part of the bidder group.

     For the foregoing reasons, Amendment No. 4 was not material. We are not aware of any requirement that a non-material amendment be filed a certain amount of time prior to the expiration of the offer.

     You have requested that we advise you how we intend to rectify the issues raised in your comments. We respectfully submit that there are no issues that require rectification. We will file an amendment to Schedule 13D in which we will elaborate more expansively on the elimination of Dixon Mill from the bidder group and their lack of continued participation in any aspect of the offer or the group. For the sake of clarification, we could include such disclosure in the final amendment to Schedule TO in which we report the offer results; and will certainly do so if the Staff requests.

     Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                      Very truly yours,

                                      /S/ CHRISTOPHER K. DAVIS
                                      ------------------------
                                      Christopher K. Davis
                                      Vice President and General Counsel


CKD:ckd
cc:      Chip Patterson (MPF)